Exhibit 99.1

GAN Reports Second Quarter 2020 Financial Results

Company to Host Conference Call Today at 4:30pm ET

London, August 20, 2020: GAN Limited (“GAN” or the “Company”) (NASDAQ: GAN), a leading business-to-business supplier of internet gambling software-as-a-service solutions to the U.S. land-based casino industry, today announced its operating and financial results for the three and six months ended June 30, 2020.

Second Quarter 2020 Financial Highlights

●	Revenues increased 99% compared to the prior year quarter to $8.3 million
●	110% increase in real money Internet gaming (“RMiG”) revenue to $5.7 million compared to the prior year quarter
●	United States accounted for 85% of revenue (75% in prior year quarter)
●	Active Player-Days[1] and Average Revenue per Daily Active User[2] (“ARPDAU”) increased 18% and 100%, respectively, compared to the prior year quarter
●	Gross profit increased 459% compared to the prior year quarter to $5.5 million
●	Loss attributable to equity holders of $8.8 million (including $8.8 million in expenses associated with GAN’s initial public offering in the United States), compared to a loss of $1.9 million in the prior year quarter
●	Adjusted EBITDA[3] increased to $1.9 million compared to a loss of $0.2 million in the prior year quarter
●	Cash and cash equivalents balance was $63.8 million at June 30, 2020, compared to $10.1 million at December 31, 2019, primarily reflecting the net proceeds from GAN’s initial public offering in the United States

Dermot Smurfit, CEO of GAN, stated:

“We were pleased to achieve revenues of $8.3 million during the second quarter of 2020, a period during which nearly all of our land-based casino customers were forced to close their physical operations and when most major sporting events were cancelled as a result of the global pandemic. Our business has proven resilient to these outside forces in recent weeks, and we believe GAN can greatly contribute to both our customers’ success and the accelerated secular shift to iGaming as casino operators continue to be impacted by the pandemic. The substantial growth in our business is a result of our ability to deliver results for clients, such as Parx Casino, whose Pennsylvania online casino gross gaming revenues reached $19.3 million in Q2 including an all-time monthly high of $7.6 million from their online casino for the month of May, according to regulatory reports and Eilers & Krejcik. We achieved record KPIs during the second quarter of 2020, and our operational model continues to demonstrate strength, particularly in the current market environment.”

“Last week we launched Cordish Gaming Group’s new “PlayLive!” branded Internet gambling business in the Commonwealth of Pennsylvania, a particularly notable achievement as we launched just 72 days after contract signing. Additionally, yesterday we activated Simulated Gaming for Penn National Gaming, one of the largest casino operators in the United States. We are anticipating activation of the Michigan market early in the fourth quarter, and are currently preparing to launch three operator clients, which we believe will drive significant market share.”

“We are well positioned financially and, having welcomed Marcus Yoder as our new Senior Vice President of Sales who will be working with our Chief Commercial Officer Jeff Berman, are poised to make great strides in our new business pipeline on all fronts. We also added Todd McTavish as our Chief Legal Officer and expanded Don Ryan’s role to global Chief Operating Officer, driving our regulatory compliance and operating activities to support our expected increase in scale.”

GAN Limited

Segment Revenue and Gross Profit Analysis (Unaudited)

for the Three and Six Months Ended June 30, 2020 and 2019

(in thousands of US$)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue
RMiG
SaaS Revenue	4,157	2,088	8,903	4,367
Service Revenue	1,531	615	3,040	1,539
Other	-	-	-	4,904
RMiG Revenue	5,688	2,703	11,943	10,810

Simulated Gaming
SaaS Revenue	2,265	1,175	3,452	2,383
Service Revenue	370	296	598	571
Simulated Gaming Revenue	2,635	1,471	4,050	2,954

Total Revenue	8,323	4,174	15,993	13,764

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
RMiG
Revenue	5,688	2,703	11,943	10,810
Cost of sales (excl. depreciation and amortization)	(1,145)	(1,434)	(2,260)	(3,504)
RMiG Segment Gross Profit	4,543	1,269	9,683	7,306
Segment gross profit margin %	80%	47%	81%	68%

Simulated Gaming
Revenue	2,635	1,471	4,050	2,954
Cost of sales (excl. depreciation and amortization)	(1,026)	(579)	(1,653)	(1,146)
Simulated Gaming Segment Gross Profit	1,609	892	2,397	1,808
Segment gross profit margin %	61%	61%	59%	61%

Depreciation and amortization cost of sales	(694)	(1,185)	(1,531)	(2,428)
Total Gross Profit	5,458	976	10,549	6,686
Gross profit margin %	66%	23%	66%	49%

During the three months ended June 30, 2020, revenue of $8.3 million increased 99% versus the prior year quarter, driven primarily by customer launches including Parx, FanDuel RMiG in Pennsylvania and New Jersey, and Snoqualmie Simulated Gaming, plus organic growth. RMiG revenue increased 110% with Simulated Gaming increasing 79% period to period.

During the six months ended June 30, 2020, revenue of $16.0 million increased 16% versus the prior year period, driven primarily by similar customer launches and organic growth. The prior year period also included Other Revenue of $4.9 million related to hardware sales and the licensing of GAN’s strategic U.S. patent.

RMiG segment gross profit margin during the three months ended June 30, 2020 increased to 80% versus 47% in the prior year quarter. Simulated Gaming segment gross profit margin was flat versus the prior year quarter. RMiG segment gross profit margin for 2019 was impacted by expenses associated with the production and launch of the real money iGaming B2C online casino operated in the U.K. with WinStar Casino. During the three and six months ended June 30, 2019, the Company recorded $0.5 million and $0.8 million in cost of sales, respectively, with no corresponding revenue.

GAN Limited

Revenue by Geography (Unaudited)

for the Three and Six Months Ended June 30, 2020 and 2019

(in thousands of US$)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue by Geography
United States	7,044	3,120	13,295	11,432
Italy	1,235	1,038	2,435	2,268
U.K. and Channel Islands	33	-	243	3
Rest of the world	11	16	20	61
Total Revenue	8,323	4,174	15,993	13,764

Attribution is based upon the location of the legal entity of the Company’s customer. Revenue generated in the United States represented 85% of total revenue during the three months ended June 30, 2020, versus 75% in the prior year quarter. This reflects the Company’s focus on the emerging U.S. Internet casino gaming and sports betting industry as supported by the GameSTACK™ platform optimized for this market.

The Company generated $4.4 million in revenues from the U.K. in the second half of 2019 principally from the B2C online casino operated in conjunction with WinStar Casino. WinStar Casino withdrew from the collaboration effective December 31, 2019. The Company does not expect to generate substantial revenues from the U.K. in 2020 unless it identifies another branded operator to sponsor the B2C online casino.

GAN Limited

Key Performance Indicators (Unaudited)

for the Three and Six Months Ended June 30, 2020 and 2019

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Key Performance Indicators
Active Player-Days (in millions)	5.6	4.8	14.6	10.0
Gross Operator Revenue[4] (USD $M)	129.1	54.8	271.0	114.1
ARPDAU	23.02	11.52	18.53	11.37

GAN’s management uses the above key performance indicators (“KPIs”) to gauge trends that are expected to have a substantial impact on the results of the business. These KPIs give management an indication of the level of engagement between the player and the Company’s platforms. No estimation is necessary in quantifying these KPIs, nor do they represent Generally Accepted Accounting Principles (“GAAP”) based measurements. These KPIs are subject to various risks, such as client concentration, competition, licensing and regulation, and macroeconomic conditions.

Active Player-Days

The increase in Active Player-Days during the three and six months ended June 30, 2020 versus the same periods in 2019 was primarily attributable to the continued expansion of existing U.S. customers and business, as well as the result of new states passing regulation allowing for online real money and sports gaming.

Gross Operator Revenue

The increase in Gross Operator Revenue during the three and six months ended June 30, 2020 versus the same periods in 2019 was primarily the result of GAN launching new clients throughout 2019 and 2020 in new states passing legislation relating to iGaming, increasing both the number of active players, and the handle processed on the Company’s platforms.

ARPDAU

The increase in ARPDAU during the three and six months ended June 30, 2020 versus the same periods in 2019 was primarily the result of a revenue mix shift toward the highest-yield segment, which is U.S. RMiG.

GAN Limited

Administrative Expenses (Unaudited)

for the Three and Six Months Ended June 30, 2020 and 2019

(in thousands of US$)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Administrative expenses	13,731	2,727	18,110	6,067
Less:
Share-based payment and related expense	(6,728)	(128)	(7,483)	(258)
Exceptional costs – IPO transaction related	(2,591)	-	(2,831)	-
Administrative expenses, excl. share-based and exceptional costs[5]	4,412	2,599	7,796	5,809
As a percentage of revenue	53%	62%	49%	42%

During the three and six months ended June 30, 2020, administrative expenses increased versus the prior year periods as a result of: (1) expenses incurred in connection with the Company’s initial public offering (“IPO”) in the United States, (2) additional ongoing expenses associated with the Company’s operations as a U.S. reporting company, (3) expansion of operations to support the anticipated increases in clients and revenue and (4) increased share-based payment and related expense, including the acceleration of expense recognition.

During the three months ended June 30, 2020, administrative expenses increased 404% compared to the prior year quarter to $13.7 million, reflecting 165% of revenue (65% in the prior year quarter). During the quarter, administrative expenses included $8.8 million in share-based payment and related expenses and one-time charges associated with the IPO in the United States. This total included $5.4 million of cash expense and $3.4 million of non-cash expenses. Those charges were comprised of $0.8 million of direct legal, financial and accounting expenses related to the IPO; $1.8 million in cash bonus compensation; and $6.2 million in share-based payment and related expense.

Share-based payment and related expense of $6.2 million includes $2.8 million related to share-based payments related to Enterprise Management Incentive options issued under the 2017 GAN PLC Share Option Plan. Due to an administrative error, some option grants were not properly registered with the U.K. tax authority. The Company absorbed the related incremental tax liability which resulted in expense of $1.6 million related to option exercises during the second quarter 2020, as well as an accrued liability for the outstanding unexercised options based on the fair value at June 30, 2020 of $1.2 million.

For the three months ended June 30, 2020, administrative expenses, excluding share-based payment and related expense and exceptional costs related to the IPO transaction, represented 53% of revenue as compared to 62% on the same basis for the prior year quarter. The Company expects administrative expenses to decrease in the third quarter and beyond as the expenses incurred in connection with the IPO were heavily absorbed during the second quarter.

Second Quarter 2020 Operational Overview and Recent Developments

●	In May 2020, the Company launched Simulated Gaming for the Snoqualmie Indian Tribe, which owns and operates the Snoqualmie Casino located 25 miles east of Seattle. The casino features a 51,000-square-foot gaming floor and is a sponsor/branding partner of the Seattle Seahawks, its local NFL team. This agreement with the Snoqualmie Indian Tribe also provides GAN with the opportunity to supply sports wagering to the tribe should enabling legislation and corresponding regulatory approvals come to pass in the State of Washington.

●	In August 2020, the Company launched Cordish Gaming Group’s new “PlayLive!” branded Internet gambling business in the Commonwealth of Pennsylvania, complementing the development of two new Live!-branded gaming facilities in Pittsburgh and Philadelphia, expected to open in late 2020 and early 2021, respectively.
●	In August 2020, the Company launched Simulated Gaming for Penn National Gaming, Inc. (“Penn National”) through its subsidiary Penn Interactive Ventures, fully integrating with Penn National’s mychoice® customer loyalty program, which currently has over 20 million members. With 41 properties across 19 states in its industry-leading portfolio, Penn National is the largest single casino operator in the United States to select GAN as its enterprise software service provider of B2B social gaming since the launch of simulated gaming in 2014.
●	In August 2020, the Company announced the signing of a binding agreement with Laguna Development Corporation (“LDC”) to supply its Simulated Gaming software to LDC’s Route 66 Casino property located just outside of Albuquerque, New Mexico, with new services anticipated to launch to customers in Q3 2020. The agreement also provides GAN with the opportunity to supply online sports wagering to LDC in New Mexico, should enabling legislation and corresponding regulatory approvals come to pass.

2020 Revenue Outlook

The online casino business is expected to remain strong in the remainder of 2020. The Company continues to be the exclusive online gaming provider of FanDuel’s online casino operations throughout the United States and anticipates launching in both West Virginia and Michigan in the immediate term. The Company has secured significant new customers that will enter Michigan on the GAN platform in Q4.

The pandemic continues to create some uncertainty around sports gaming for the balance of 2020. In addition, FanDuel deployed their proprietary digital wallet for its sports gaming business, and therefore GAN does not anticipate sports gaming revenues from FanDuel after August 31, 2020. For the full year ended December 31, 2019, GAN derived $3.0 million from FanDuel’s sports gaming operations. However, the Company is launching Internet sports wagering operations with a number of new customers including Parx, which is launching the GAN-developed iOS native app in New Jersey, and expects to launch sports betting in Michigan with three operators. The 2020 revenue contributions from these new customers will depend on customer acquisition and the timing of product launches and market openings.

In summary, GAN reiterates its full-year 2020 revenue guidance of between $37 million and $39 million.

May 2020 Completion of U.S. IPO and Reorganization with GAN plc

On May 5, 2020, GAN Limited completed a reorganization and share exchange pursuant to which it acquired all of the outstanding ordinary shares of GAN plc. The consolidated financial statements included in this earnings release include the operations of GAN plc through the period ended March 31, 2020, on the basis that it is the predecessor to, and following the reorganization, became a wholly owned subsidiary of, GAN Limited.

On May 7, 2020, GAN Limited completed its U.S. IPO under which it sold an aggregate of 7,337,000 ordinary shares at a price per share to the public of $8.50 and raised gross proceeds of $62.4 million. Shares of GAN Limited are traded on The Nasdaq Capital Market under the trading symbol “GAN.”

Conference Call Details

The GAN management team will host a conference call for analysts and investors today (Thursday, August 20, 2020), at 4:30pm EDT/1:30pm PDT.

Please use the following dial-in numbers:

U.K. Participants:	+44 (0) 800 756 3429
U.S. & Canada Participants:	+1 877-407-8629
International Participants:	+1 201-493-6715

The Second Quarter 2020 Results Press Release and Presentation are available to download from the Company’s website, www.GAN.com. The call will also be simultaneously webcast over the Internet via the following link:

https://78449.themediaframe.com/dataconf/productusers/gan/mediaframe/39974/indexl.html

1 GAN defines Active Player-Days as unique individuals who log on and wager each day (either wagering with real money or playing with virtual credits used in Simulated Gaming), aggregated during the calendar year period. By way of illustrative example: one (1) unique individual logging in and wagering each day in a single calendar year would, in aggregate, represent 365 Active Player-Days. Active Player-Days provides an indicator of consistent and daily interaction that individuals have with the Company’s platforms. Active Player-Days allows management and users to understand not only total users who interact with the platform but gives an idea of the frequency to which users are interacting with the platform, as someone who logs on and wagers multiple days are weighted heavier during the period than the user who only logs on and wagers one day.

2 GAN defines ARPDAU as Gross Operator Revenue divided by the identified number of Active Player-Days. ARPDAU allows management to measure the value per daily user and track user interaction with the platforms, which helps both management and users of financial statements to understand the value per user that is driven by marketing efforts and data analysis obtained from GAN’s platforms.

3 Adjusted EBITDA is a non-GAAP company specific measure and excludes net finance costs, tax, depreciation, amortization, share-based payment and related expenses, exceptional IPO-related costs and other items which the Board of Directors considers to be non-recurring and one time in nature.

4 GAN defines Gross Operator Revenue as the sum of its corporate customers’ gross revenue from Simulated Gaming, gross gaming revenue from real money regulated iGaming, and gross sports win from real money regulated sports betting. Gross Operator Revenue, which is not comparable to any GAN financial information, gives management and users an indication of the extent of transactions that have passed through GAN’s corporate customers’ platforms and allows management to understand the extent of activity that GAN’s IP is processing.

5 GAN defines Administrative expenses, excluding share-based and exceptional costs as Administrative expenses, excluding (1) Share-based payment and related expense and (2) Exceptional costs – IPO transaction related.

About GAN Limited

GAN is a leading business-to-business supplier of internet gambling software-as-a-service solutions to the U.S. land-based casino industry. GAN has developed a proprietary internet gambling enterprise software system, GameSTACK™, which it licenses principally to land-based U.S. casino operators as a turnkey technology solution for regulated real-money internet gambling, encompassing internet gaming, internet sports gaming and virtual Simulated Gaming.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the Company’s 2020 revenue guidance, the Company’s anticipated trends in revenues (including new customer launches) and operating expenses, the anticipated impact of the COVID-19 pandemic on the Company’s operations and industry, the resilience of the Company’s business in the pandemic, the anticipated customer shift to iGaming, the strength on the online casino industry for the remainder of 2020 and the ability of the Company to replace the anticipated loss of FanDuel sports gaming revenue with sports betting revenue from new customers, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

Investor Contacts

GAN Jack Wielebinski Head of Investor Relations (214) 799-4660 jwielebinski@GAN.com	The Equity Group Adam Prior (212) 836-9606 aprior@equityny.com Carolyne Sohn (415) 568-2255 csohn@equityny.com

GAN Limited

Interim Condensed Consolidated Statement of Comprehensive Income (Unaudited)

for the Three and Six Months Ended June 30, 2020 and 2019

(in thousands of US$, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
Revenue	8,323	4,174	15,993	13,764
Cost of revenue	2,865	3,198	5,444	7,078
Gross profit	5,458	976	10,549	6,686
Administrative expenses	13,731	2,727	18,110	6,067
Total administrative expenses	13,731	2,727	18,110	6,067
(Loss) profit from operations	(8,273)	(1,751)	(7,561)	619
Finance costs	341	30	429	62
Net (loss) income before taxes	(8,614)	(1,781)	(7,990)	557
Income tax expense	(172)	(122)	(317)	(268)
(Loss) income for the period attributable to equity holders of the parent	(8,786)	(1,903)	(8,307)	289

Net (loss) income per share attributable to ordinary shareholders
Basic earnings per share ($)	(0.33)	(0.09)	(0.32)	0.01
Diluted earnings per share ($)	(0.33)	(0.09)	(0.32)	0.01

GAN Limited

Interim Condensed Consolidated Statement of Financial Position (Unaudited)

(in thousands of US$)

	As of
	June 30, 2020	December 30, 2019
ASSETS
Non-current assets
Intangible assets	5,367	5,164
Property, plant and equipment	551	190
Right-of-use assets	942	1,334
Lease deposits	113	115
Contract costs	80	57
Total non-current assets	7,053	6,860
Current assets
Cash and cash equivalents	63,849	10,098
Trade and other receivables	7,570	5,974
R&D tax credit receivable	-	1,127
Inventory	829	883
Prepayments	466	1,061
Lease deposits	77	80
Contract costs	28	29
Total current assets	72,819	19,252
Total assets	79,872	26,112
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Trade and other payables	12,887	6,760
Contract liabilities	1,865	3,023
Current portion of lease liabilities	472	692
Total current liabilities	15,224	10,475
Non-current liabilities
Lease liabilities	396	535
Total liabilities	15,620	11,010
Total stockholders’ equity	64,252	15,102
Total liabilities and stockholders’ equity	79,872	26,112

GAN Limited

Interim Condensed Consolidated Statement of Cash Flows (Unaudited)

(in thousands of US$)

	Six months ended June 30,
	2020	2019
Cash flows from operating activities:
Net (loss) income	(8,307)	289
Adjustments to reconcile net (loss) income to cash provided by operating activities	6,235	2,977
Changes in working capital accounts	4,118	3,373
Net cash provided by operating activities	2,046	6,639
Cash flows from investing activities:
Capitalized development and purchase of property and equipment	(1,998)	(1,942)
Net cash used in investing activities	(1,998)	(1,942)
Cash flows from financing activities:
Proceeds on issuance of shares, net	57,588	78
Payment of listing related costs	(1,678)	-
Payment to previous shareholders	(2,525)	-
Proceeds on exercise of share options	2,249	-
Payment of Loan Agreement finance costs	(385)
Lease payments	(346)	(361)
Net cash provided by (used in) financing activities	54,903	(283)
Effect of exchange rate on cash and cash equivalents	(1,200)	174
Increase in cash and cash equivalents	53,751	4,588
Cash and cash equivalents, beginning of period	10,098	6,967
Cash and cash equivalents, end of period	63,849	11,555

Basis of Preparation

On May 5, 2020, GAN Limited completed a reorganization and share exchange pursuant to which it acquired all of the outstanding ordinary shares of GAN plc. The consolidated financial statements included in this earnings release include the operations of GAN plc through the period ended March 31, 2020, on the basis that it is the predecessor to, and following the reorganization, became a wholly owned subsidiary of, GAN Limited. The share exchange had no effect on the manner in which the business is currently conducted through GAN Plc and its subsidiaries and GAN Limited will operate purely as an equity holding company following the share exchange.

The foregoing financial information included in this release is prepared in accordance with the recognition and measurement requirements of International Financial Reporting Standards, unless otherwise stated. The presentation of the interim results has not been prepared in accordance with IAS 34 Interim Financial Reporting.

The accounting policies adopted in the preparation of the interim condensed consolidated financial information are consistent with those followed in the preparation of the Company’s non-statutory financial statements for the years ended December 31, 2018 and 2019 included in the final prospectus for the Company’s U.S. IPO, filed with the SEC on May 5, 2020.

The financial information included in this document is presented in U.S. Dollars ($), which is the Company’s presentational currency.

Use of Non-GAAP Financial Information

GAN’s management uses the non-GAAP measures Adjusted EBITDA and Administrative expenses, excluding share-based and exceptional costs to measure its financial performance. GAN defines Adjusted EBITDA as net income (loss) excluding net finance costs, tax, depreciation, amortization, share-based payment and related expenses, exceptional IPO-related costs and other items which the Board of Directors consider to be non-recurring and one time in nature. GAN defines Administrative expenses, excluding share-based and exceptional costs as Administrative expenses, excluding (1) Share-based payment and related expense and (2) Exceptional costs – IPO transaction related.

GAN uses Adjusted EBITDA (1) as a measure to compare its operating performance from period to period, as it removes the effect of items not directly resulting from core operations and (2) as a means of assessing its core business performance against others in the industry, because it eliminates some of the effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events. The presentation of Adjusted EBITDA is not intended to be used in isolation or as a substitute for any measure prepared in accordance with GAAP. Adjusted EBITDA, as GAN defines it, may not be comparable to similarly titled measures used by other companies in the industry, and Adjusted EBITDA may exclude financial information that some investors may consider important in evaluating GAN’s performance. The following table shows Adjusted EBITDA, as calculated by GAN for the period presented, along with a reconciliation to net income (loss), the closest GAAP equivalent measure. Net income (loss) and Adjusted EBITDA (loss) margins represent Net income (loss) or Adjusted EBITDA (loss) divided by total revenue.

GAN Limited

Reconciliation of Net Income to Adjusted EBITDA (Unaudited)

for the Three and Six Months Ended June 30, 2020 and 2019

(in thousands of US$)

	Three months ended June 30,		Six months ended June 30,
	2020	2019	2020	2019
(Loss) income for the period attributable to equity holders of the parent	(8,786)	(1,903)	(8,307)	289
Income tax expense	172	122	317	268
Net (loss) income before taxes	(8,614)	(1,781)	(7,990)	557
Non-operating expense, net
Finance costs	341	30	429	62
Depreciation expense	179	251	341	432
Amortization expense	656	1,146	1,450	2,303
	1,176	1,427	2,220	2,797
EBITDA (Loss)	(7,438)	(354)	(5,770)	3,354
Share-based payment and related expense	6,728	128	7,483	258
Exceptional costs – IPO transaction related	2,591	-	2,831	-
Adjusted EBITDA (loss)	1,881	(226)	4,544	3,612
Net income (loss) margin %	(106)%	(46)%	(52)%	2%
Adjusted EBITDA (loss) margin %	23%	(5)%	28%	26%